UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended March 31, 2003

ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576-4000
__________________________________________________________________

(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of reporting company	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Holdings, LLC (EHLLC)	Energy related business	November 3, 1997	Delaware	a 100% owned subsidiary of Entergy Corporation	Holding company investing in miscellaneous energy related companies.

Entergy Thermal, LLC (Entergy Thermal)	Energy related business	January 28, 1999	Delaware	a 100% owned subsidiary of EHLLC	Production, sale, and distribution of thermal energy products.

Entergy Power Holdings USA Corporation (EPH)	Energy related business	February 25, 1999	Delaware	a 100% owned subsidiary of Entergy Corporation	Holding company investing in qualifying facilities.

Entergy Power RS LLC (EPRS)	Energy related business	February 25, 1999	Delaware	a 100% owned subsidiary of Entergy Power RS Holding Company, LLC	Holding company investing in qualifying facilities.

RS Cogen, LLC (RS Cogen)	Energy related business	March 25, 1999	Louisiana	a 50% member interest	Ownership and operation of qualifying facilities

TLG Services, Inc. (TLG)	Energy related business	December 30, 1986	Connecticut	a 100% owned subsidiary of Entergy Nuclear, Inc. (ENI)	Provide field services for the decommissioning of fossil and nuclear plants.

Entergy Solutions Ltd. (ESLTD)	Energy related business	August 30, 2000	Texas	a 1% general partner interest held by Entergy Retail Texas, Inc. (ERTI)	Provide competitive energy service and electric sales.

ITEM 1 - ORGANIZATION CHART - Continued
Name of reporting company	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy-Koch Trading, LP (EKTLP)	Energy related business	January 25, 2001	Delaware	a 0.5% general partner interest indirectly held by Entergy Power International Holding Corp.	Energy marketing and brokering.

EWO GP LLC (EWOGP)	Energy related business	October 30, 2000	Delaware	a 100% owned subsidiary of EWO Marketing Holding, LLC	Holding company investing in energy commodity brokering and related services.

EWO Marketing, LP (EWOM)	Energy related business	October 30, 2000	Delaware	a 1% general partner interest held by EWOGP	Energy marketing and brokering.

Entergy Solutions Select Ltd. (ESOLS)	Energy related business	March 2, 2001	Texas	a 1% general partner interest held by Entergy Select LLC (ESELE)	Price-to-Beat retail electric provider.

Entergy Solutions Essentials Ltd. (ESSEN)	Energy related business	June 4, 2001	Texas	a 1% general partner interest held by ESELE	Provider of Last Resort retail electric provider.

Entergy Thermal-UNO, LLC (Entergy Thermal-UNO)	Energy related business	July 16, 2001	Delaware	a 100% owned subsidiary of Entergy Corporation	Production, sale, and distribution of thermal energy products.

Entergy Nuclear PFS, Inc. (ENPFS)	Energy related business	February 15, 2002	Delaware	a 100% owned subsidiary of ENI	Holding company for investment in Private Fuel Storage, LLC.

ITEM 1 - ORGANIZATION CHART - Concluded
Name of reporting company	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Private Fuel Storage LLC (Private Fuel Storage)	Energy related business	February 21, 2002	Delaware	a 9.9% Class A member interest held by ENPFS	Development of a spent nuclear fuel storage facility.

Tradespark	Energy related business	-	Delaware	Non-voting securities only	Electronic commodity marketplace for North America wholesale transactions in energy-related physical and financial products.

Entergy Solutions Supply Ltd. (ESSLT)	Energy related business	August 30, 2000	Texas	a 1% general partner interest held by ERTI	Provider of wholesale energy and energy supply acquisition services to retail electric providers.

Entergy Nuclear Environmental Services, LLC (ENES)	Energy related business	December 10, 2002	Delaware	a 100% owned subsidiary of ENI	Formed to provide environmental remediation services for nuclear facilities.

SOURCEONE, INC. (SOURCEONE)	Energy related business	February 16, 2000	Delaware	a 14.2% voting interest, consisting of Series A preferred stock held by Entergy Ventures Holding Company, Inc. (EVHCI)	Energy management services.

EHLLC Activities

During the quarterly period ended March 31, 2003, EHLLC acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

During the quarterly period ended March 31, 2003, Entergy Thermal owned and operated a district cooling and heating system in New Orleans, Louisiana.

EPH Activities

During the quarterly period ended March 31, 2003, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory Policies Act of 1978 (PURPA).

EPRS Activities

During the quarterly period ended March 31, 2003, EPRS engaged in the ownership of a 50% interest in RS Cogen.

RS Cogen Activities

During the quarterly period ended March 31, 2003, RS Cogen owned and operated a 425 MW cogeneration facility in Louisiana, constituting a QF under PURPA.

TLG Activities

During the quarterly period ended March 31, 2003, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities

During the quarterly period ended March 31, 2003, ESLTD engaged in the purchasing of power on the ERCOT imbalance market for its Texas customers.

EKTLP Activities

During the quarterly period ended March 31, 2003, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities

During the quarterly period ended March 31, 2003, EWOGP acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities

During the quarterly period ended March 31, 2003, EWOM engaged in the business of managing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third-party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESOLS Activities

During the quarterly period ended March 31, 2003, ESOLS was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.

ESSEN Activities

During the quarterly period ended March 31, 2003, ESSEN was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities

During the quarterly period ended March 31, 2003, Entergy Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.

ENPFS Activities

During the quarterly period ended March 31, 2003, ENPFS acted as a holding company for Entergy's 12.9% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities

During the quarterly period ended March 31, 2003, Private Fuel Storage continued efforts relating to obtaining a Nuclear Regulatory Commission license for a proposed spent nuclear fuel storage facility.

Tradespark Activities

During the quarterly period ended March 31, 2003, Tradespark operated as an electronic commodity marketplace for North America wholesale transactions in energy-related physical and financial products.

ESSLT Activities

During the quarterly period ended March 31, 2003, ESSLT provided energy supply acquisition services to retail electric providers.

ENES Activities

During the quarterly period ended March 31, 2003, ENES was in its formative stage and in the future intends to provide environmental remediation services for nuclear facilities.

SOURCEONE Activites

During the quarterly period ended March 31, 2003, SOURCEONE provided energy management services.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
RS Cogen [1]	Member Interest	N/A	Issue	N/A	EPRS	N/A	$500

RS Cogen [1]	Member Interest	N/A	Issue	N/A	PPG Industries (PPG)	N/A	$500

RS Cogen	Senior Credit Agreement	$163,551,320	Issue	3-month LIBOR rate plus 1.375% (currently 2.755%)	A consortium of nine banks lead by Societe Generale Bank	RS Cogen plant and other assets of RS Cogen	$163,551,320

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS - Continued
Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
RS Cogen	Senior Credit Agreement	$75,000,000	Issue	8.73%	Teachers Insurance and Annuity Association	RS Cogen plant and other assets of RS Cogen	$75,000,000

RS Cogen	Subordinate Debt	$32,533,760	Issue	3-month LIBOR rate plus 4.5% (currently 5.88%)	The Royal Bank of Scotland	RS Cogen plant and other assets of RS Cogen	$32,533,760

SOURCEONE	230,415 Shares of Series A Preferred Stock	N/A	Issue	N/A	EVHCI	N/A	$2.17 per share ($500,000 in the aggregate)

Company contributing capital	Company receiving capital	Amount of capital contribution
PPG	RS Cogen	$ 160,000 2
EPRS	RS Cogen	$ 15,102,500 3
PPG	RS Cogen	$ 9,942,500 [3]
PPG	RS Cogen	$ 5,000,000 [3]
Entergy Retail Holding Company (ERHC)	ESLTD	$ 297,000
ERHC	ESSLT	$ 5,049,000
ERTI	ESLTD	$ 3,000
ERTI	ESSLT	$ 51,000
Entergy PTB Holding Company	ESOLS	$ 2,970,000
ESELE	ESOLS	$ 30,000
Entergy Corporation	EHLLC	$ 1,597,000

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS - Concluded
Company contributing capital	Company receiving capital	Amount of capital contribution
EHLLC	Entergy Thermal	$ 1,469,000
Entergy Business Solutions, LLC (EBS)	EHLLC	$ 1,694,594
ENI	ENPFS	$ 2,000
ENPFS	Private Fuel Storage	$ 7,864

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

ESSLT	ESLTD	Energy supply acquisition services	$ 1,225,304	$ -0-	N/A	$ 1,225,304

ESSLT	ESOLS	Same as above	$ 2,794,485	$ -0-	N/A	$ 2,794,485

EKTLP	EWOM	Energy commodity marketing services	$ 686,342	$ -0-	N/A	$ 686,342

EKTLP	EWOM	Professional services and back office support	$ 223,486	$ -0-	N/A	$ 223,486

EKTLP	Entergy-Koch Trading Ltd. (UK)	Same as above	$ 53,551	$ -0-	N/A	$ 53,551

SOURCEONE	ENI	Energy management services	$ 15,000	$ -0-	N/A	$ 15,000

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI) 4	RS Cogen	Professional services and back office support	$ 140,875	$ -0-	N/A	$ 140,875

EEI	EWOM	Same as above	$ 157,527	$ -0-	N/A	$ 157,527

EEI	EHLLC	Same as above	$ 50,735	$ -0-	N/A	$ 50,735

EEI	Entergy Thermal	Same as above	$ 232,732	$ -0-	N/A	$ 232,732

EEI	EBS	Same as above	$ 199,253	$ -0-	N/A	$ 199,253

EEI	ESOLS	Same as above	$ 493,996	$ -0-	N/A	$ 493,996

EEI	ESSEN	Same as above	$ 7,025	$ -0-	N/A	$ 7,025

EEI	ESSLT	Same as above	$ 1,140	$ -0-	N/A	$ 1,140

EEI	ESLTD	Same as above	$ 601,092	$ -0-	N/A	$ 601,092

EEI	EPRS	Same as above	$ 280,105	$ -0-	N/A	$ 280,105

EEI	TLG	Same as above	$ 73,566	$ -0-	N/A	$ 73,566

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Same as above	$ 402,051	$ -0-	N/A	$ 402,051

ESLMS	ESOLS	Same as above	$ 826,569	$ -0-	N/A	$ 826,569

ESLMS	Entergy Thermal	Same as above	$ 497	$ -0-	N/A	$ 497

ERTI	ESLTD	Same as above	$ 5	$ -0-	N/A	$ 5

ERTI	ESOLS	Same as above	$ 885	$ -0-	N/A	$ 885

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies - Concluded
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy-Koch LP	EKTLP	Same as above	$ 865,530	$ -0-	N/A	$ 865,530

ENI	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$ 134,155	$ -0-	N/A	$ 134,155

Entergy Nuclear Operations, Inc.	TLG	O&M Services related to operation, maintenance, and decommissioning of nuclear electric generating facilities	$ 126,781	$ -0-	N/A	$ 126,781

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2003	$17,002,062,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,550,309,300	Line 2
Greater of $50 million or line 2	2,550,309,300	Line 3

Total current aggregate investment:
Energy marketing and brokering (ESLTD, EKTLP, EWOGP, EWOM, ESOLS, ESSEN, Tradespark, and ESSLT)	433,362,540
Energy related technical and similar services (EHLLC, Entergy Thermal, Entergy Thermal - UNO, TLG, and ENES)	58,857,942
Development and ownership of QFs (EPH, EPRS, and RS Cogen)	245,951,468
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (ENPFS and Private Fuel Storage)	752,000
Energy management services (SOURCEONE)	996,084
Total current aggregate investment	739,920,034	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,810,389,266	Line 5

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

          Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

    Certificate of filing of Form U-9C-3 for the 4th Quarter of 2002 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Entergy Corporation
By: /s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer

Dated: May 30, 2003